**CabinetM Inc**, a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
CabinetM, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 28, 2021

*Vincenzo Mongio*

## Statement of Financial Position

| | Year Ended December 31, 2020 | 2019 |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 57,188 | 40,947 |
| Accounts Receivable | - | 12,240 |
| Prepaid Expenses | - | 5,721 |
| Total Current Assets | 57,188 | 58,908 |
| Non-current Assets | | |
| Security Deposits | - | 1,400 |
| Other Assets | 1,020 | 875 |
| Total Non-Current Assets | 1,020 | 2,275 |
| TOTAL ASSETS | 58,208 | 61,183 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 109,960 | 113,200 |
| Deferred Revenue | 85,273 | 57,254 |
| Accrued Expenses | 12,831 | 6,234 |
| Total Current Liabilities | 208,064 | 176,688 |
| Long-term Liabilities | | |
| PPP Loan | 14,900 | - |
| Convertible Notes | 1,515,541 | 1,390,250 |
| Accrued Interest | 369,610 | 281,279 |
| Total Long-Term Liabilities | 1,900,051 | 1,671,529 |
| TOTAL LIABILITIES | 2,108,115 | 1,848,217 |
| EQUITY | | |
| Common Stock | 489 | 478 |
| Additional Paid in Capital | 124,700 | 124,700 |
| Accumulated Deficit | (2,175,096) | (1,912,212) |
| Total Equity | (2,049,907) | (1,787,034) |
| TOTAL LIABILITIES AND EQUITY | 58,208 | 61,183 |

## Statement of Operations

| | Year Ended December 31, | |
|---|---|---|
| | **2020** | **2019** |
| Revenue | 145,931 | 126,625 |
| Other Income | 2,500 | 118 |
| Gross Profit | 148,431 | 126,743 |
| Operating Expenses | | |
| Advertising and Marketing | 14,012 | 18,839 |
| General and Administrative | 27,753 | 25,196 |
| Wages | 92,537 | 90,807 |
| Professional & Legal | 12,425 | 28,687 |
| Consultants | 35,000 | 47,890 |
| Software Development | 116,072 | 73,559 |
| Rent | 17,617 | 12,586 |
| Total Operating Expenses | 315,416 | 297,564 |
| Operating Income (loss) | (166,985) | (170,821) |
| Other Income | | |
| Interest Income | - | 27 |
| Other | - | - |
| Total Other Income | - | 27 |
| Other Expense | | |
| Interest Expense | 93,510 | 84,314 |
| Other | 1,513 | - |
| Total Other Expense | 95,023 | 84,314 |
| Provision for Income Tax | - | - |
| Net Income (loss) | (262,008) | (255,108) |

## Statement of Cash Flows

| | Year Ended December 31, 2020 | 2019 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (262,008) | (255,108) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Receivable | 12,240 | (12,240) |
| Other Assets | (1,020) | 145 |
| Prepaid Expenses | 5,720 | (5,720) |
| Accounts Payable | (3,241) | 44,398 |
| Accrued Interest Payable | 88,330 | 82,772 |
| Accrued Expenses | 6,598 | (15,536) |
| Deferred Revenue | 28,019 | 12,899 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 136,646 | 106,718 |
| Net Cash provided by (used in) Operating Activities | (125,362) | (148,390) |
| INVESTING ACTIVITIES | | |
| Security Deposit | 1,400 | (1,400) |
| Net Cash provided by (used by) Investing Activities | 1,400 | (1,400) |
| FINANCING ACTIVITIES | | |
| Convertible Note | 125,291 | 160,000 |
| PPP Loan | 14,900 | - |
| Common Stock | 12 | - |
| Net Cash provided by (used in) Financing Activities | 140,203 | 160,000 |
| Cash at the beginning of period | 40,947 | 30,737 |
| Net Cash increase (decrease) for period | 16,241 | 10,210 |
| Cash at end of period | 57,188 | 40,947 |

**Statement of Changes in Shareholder Equity**

| | Common Stock | | | |
|---|---|---|---|---|
| | **$ Amount** | **APIC** | **Accumulated Deficit** | **Total Shareholder Equity** |
| Beginning Balance at 1/1/19 | 478 | 124,700 | (1,657,104) | (1,531,926) |
| Issuance of Common Stock | - | | - | - |
| Additional Paid in Capital | - | - | - | - |
| Net Income (Loss) | | - | (255,108) | (255,108) |
| Ending Balance 12/31/2019 | 478 | 124,700 | (1,912,212) | (1,787,034) |
| Issuance of Common Stock | 11 | - | - | 11 |
| Additional Paid in Capital | - | - | (876) | (876) |
| Net Income (Loss) | | - | (262,008) | (262,008) |
| Ending Balance 12/31/2020 | 489 | 124,700 | (2,175,096) | (2,049,907) |

**CabinetM, Inc**
**Notes to the Unaudited Financial Statements**
**December 31st, 2020**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

CabinetM, Inc ("the Company") was formed in Delaware on June 25, 2014. The Company generates revenue through a SaaS platform that enterprise marketing operations teams use to manage, document, visualize and report on the marketing technology stacks. The company is based in Framingham, Massachusetts, but its customers are located throughout the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

CabinetM generates revenues from the sales of a Software as a Service applications to marketing operations teams who need to track, document and report on their marketing technology use and spend. Customers sign an annual subscription agreement and once invoiced, pay for the subscription upfront, Net 30. The company realizes that revenue monthly over a 12-month period. If a customer decides to cancel the subscription, they are not entitled to any prorated refund. The company's performance obligation is to provide a 99.9% uptime guarantee, and to date has maintained that uptime. The company's revenue is realized beginning in the month of contract signing for contracts signed before the 15th of the month. If the contract is signed after the 15th of the month, revenue recognition starts in the month following the contract signing. The Company deferred revenue of $85k and $57k for 2020 and 2019 respectively for the unearned portion of subscription payments,

In addition, CabinetM has started to sell to end users through consulting partners. When a partner initiates an engagement with a customer, CabinetM charges a one time fee of $2,500. The company realized one such payment in 2020.

There is also incremental revenue that the company realizes from the sale of a workbook sold on Amazon, *Attack Your Stack.*

In 2019, CabinetM's customers were all US-based. In 2020, the company signed contracts with two European customers.

Software Development

The Company expense costs incurred for the development of its product as incurred. The Company has elected not to capitalize costs as the Company is in the very early stages of development and changes can become obsolete in short term increments as product enhancements and upgrades are implemented.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company has granted 5,267,700 shares to its founders and service providers that vest over various periods.

Equity compensation expense for the years ended 2019 and 2020 were considered immaterial.

| Nonvested Shares | Total Shares | Weighted average Fair Value |
|---|---|---|
| Nonvested shares, January 1, 2019 | 341,533 | 0.0001 |
| Granted | | |
| Vested | (71,022) | 0.0001 |
| Forfeited | - | |
| Nonvested shares, December 31, 2019 | 270,511 | 0.0001 |
| Granted | 139,000 | 0.0001 |
| Vested | (68,040) | 0.0001 |
| Forfeited/Repurchased | (72,719) | 0.0001 |
| Nonvested shares, December 31, 2020 | 268,752 | 0.0001 |

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. $461k of the notes mentioned in Note 5 were with related parties at identical terms as 3rd parties.

**NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 5 – DEBT**

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6%. The amounts are to be repaid in June 2022 unless the majority of shareholders for each of the notes votes to extend that date. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

**Debt Principal Maturities 5 Years Subsequent to 2020**

| Year | Amount |
|---|---|
| 2021 | - |
| 2022 | 1,515,541 |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| Thereafter | - |

**NOTE 6 – EQUITY**

The Company has authorized 6,000,000 of common shares with a par value of $0.0001 per share. 5,171,460 shares were issued and outstanding as of 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 1st, 2021, the date these financial statements were available to be issued. The Company raised an additional $30k in Notes from related parties as mentioned in Note 5.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## NOTE 9 – RISKS AND UNCERTAINTIES

### *COVID-19*

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.